DEUTSCHE BANK AKTIENGESELLSCHAFT

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Kevin W. Vaughn, Accounting Branch Chief
Division of Corporation Finance

April 15th, 2013

Re:	Deutsche Bank Aktiengesellschaft
Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 20, 2012
File No. 001-15242

Ladies and Gentlemen:

Thank you for the discussion we, Deutsche Bank Aktiengesellschaft (sometimes referred to as “Deutsche Bank”, the “Bank” or the “Group”), had with you on March 13, 2013 in respect of the letter we received from you dated January 16, 2013 (the “Comment Letter”) and our subsequent reply filed on February 12, 2013. Both the discussion and letters were in relation to our Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2011 (the “Annual Report” or the “2011 Form 20-F”).

In response to our discussions, please note the following, which is a supplement to our original response on this matter:

Goodwill Impairment Test, page F-110

In our discussions we agreed to provide further clarification as to how we have ascertained that the carrying amount of our cash generating units (CGUs) were determined on a consistent basis with the recoverable amounts in accordance with IAS 36.

As stated in our previous correspondences dated 12 February 2013, the carrying amount for each CGU is determined by a two step process which comprises first a direct allocation of goodwill, other intangible assets with indefinite useful lives and certain unrealized net gains and losses and non controlling interests to the CGUs. The second step comprises an allocation of the Group’s total equity to the CGUs. The equity allocation methodology used is performed with reference to the same methodology used by the Management Board to ascribe average active equity for capital management and performance reporting purposes. The Management Board attributes equity to the businesses in proportion to their risk exposures and regulatory requirements (see Note 5 Business Segments and Related Information for detail on the allocation of Average Active Equity).

The carrying amount derived equates to the capital that a segment requires to conduct its business. The level of capital required by each business unit is also used for performance reporting purposes internally.

The same equity methodology is also utilized in our annual strategic capital and planning process as described in the Risk Report in the 2011 Form 20-F (See Item 11: Quantitative and Qualitative Disclosures about Credit, Market and Other Risk: Risk Strategy and Appetite pg 160). It should also be noted that the profit and loss and capital forecasting described in this section of the Risk Report is based on the same bottom-up approach utilized in the recoverable amount calculation.

As such there is consistency in the processes for goodwill impairment calculations with other internal management processes utilized by the Management Board.

We have not performed an analysis of what the carrying amounts would be assuming a direct allocation of the individual assets and liabilities of each CGU, as it would not represent the way we measure performance of the CGUs. Moreover an equity allocation model such as ours is a prevalent feature of the goodwill impairment analysis of our financial services peers.

Based on this approach that determines the recoverable amounts on a bottom-up approach and the carrying amount primarily on the basis of an allocation methodology, we believe that we meet the requirements of IAS 36.

Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned, Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com) or Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com).

Deutsche Bank Aktiengesellschaft

/s/ Stefan Krause	/s/ Mathias Otto
Stefan Krause	Mathias Otto
Chief Financial Officer and	Deputy General Counsel Germany,
Member of the Management Board	Central and Eastern Europe

3